                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   ----------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)
                              (Amendment No. 1)(1)


                                 eUniverse, Inc.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                   298 412 107
                                 (CUSIP Number)

                                December 31, 2001
              Date of Event Which Requires Filing of this Statement


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     |_| Rule 13d-1(b)
     |X| Rule 13d-1(c)
     |_| Rule 13d-1(d)


----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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-------------------                                            -----------------
CUSIP No. 298412107                       13G                  Page 2 of 5 Pages
-------------------                                            -----------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Take-Two Interactive Software, Inc.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                (a)|_|
                                                (b)|_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
              NUMBER OF SHARES       5         SOLE VOTING POWER
                BENEFICIALLY
                  OWNED BY                     463,033
                    EACH             -------------------------------------------
                   PERSON            6         SHARED VOTING POWER
                  REPORTING
                    WITH                       N/A
                                     -------------------------------------------
                                     7         SOLE DISPOSITIVE POWER

                                               463,033
                                     -------------------------------------------
                                     8         SHARED DISPOSITIVE POWER

                                               N/A
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     463,033
--------------------------------------------------------------------------------
10   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     1.9%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                Page 2 of 5 Pages

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Item 1(a).     Name of Issuer:

               eUniverse, Inc.

Item 1(b).     Address of Issuer's Principal Executive Offices:

               6300 Wilshire Blvd.,
               Suite 1700
               Los Angeles, CA 90048

Item 2(a).     Name of Person Filing:

               Take-Two Interactive Software, Inc.

Item 2(b).     Address of Principal Business Office or, if None, Residence:

               575 Broadway
               New York, NY 10012

Item 2(c).     Citizenship:

               Delaware

Item 2(d).     Title of Class of Securities:

               Common Stock, par value $.01 per share.

Item 2(e).     CUSIP Number:

               298412107

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

               (a) - (j): Not applicable.

               If this statement is filed pursuant to Rule 13d-1(c), check this box. |X|

Item 4.        Ownership:

               (a) 463,033

               (b) Percent of Class: 1.9%


                                Page 3 of 5 Pages

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               (c)  Number of shares as to which each person has:

                    (i)       sole power to vote or to direct the
                              vote: 463,033

                    (ii)      shared power to vote or to direct the
                              vote: N/A

                    (iii) sole power to dispose or to direct the disposition of: 463,033

                    (iv) shared power to dispose or to direct the disposition of: N/A


Item 5.        Ownership of Five Percent or Less of a Class.

               Reporting person owns less than 5% of Issuer's outstanding Common Stock. [X]

Item 6.        Ownership of More than Five Percent on Behalf of Another Person.

               Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

               Not Applicable.

Item 8.        Identification and Classification of Members of the Group.

               Not Applicable.

Item 9.        Notice of Dissolution of Group.

               Not Applicable.

Item 10.       Certification.

               "By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect."


                                Page 4 of 5 Pages

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                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:   March 4, 2002
                                            Take-Two Interactive Software, Inc.



                                            By:    /s/ Ryan A. Brant
                                                 -------------------------------
                                                   Ryan A. Brant, Chairman




                                Page 5 of 5 Pages